NEWS RELEASE

PARAMOUNT ENERGY TRUST FILES ITS YEAR END DISCLOSURE DOCUMENTS INCLUDING OIL AND GAS RESERVES AND AUDITED FINANCIAL AND OPERATIONAL INFORMATION

Calgary, Alberta – March 21, 2006 (TSX – PMT.UN) Paramount Energy Trust (“PET” or “the Trust”) has filed its Consolidated Audited Annual Financial Statements, related Management’s Discussion and Analysis and Annual Information Form (the “AIF”) for the year ended December 31, 2005 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada and has filed its Form 40-F (which includes the AIF) with the Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) in the United States.  The AIF contains the statement and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators (“NI-51-101”).  An electronic copy of the AIF may be found on PET’s SEDAR profile at www.sedar.com or on the Trust’s website at www.paramountenergy.com and a copy of PET’s Form 40-F may be found on the Trust’s EDGAR profile at www.sec.gov/edgar.shtml.

PET has also filed amended consolidated audited financial statements and related management’s discussion and analysis as at and for the years ended December 31, 2004 and 2003 and amended consolidated financial statements for the three months ended March 31, 2005 and 2004, the three and six months ended June 30, 2005 and 2004, and the three and nine months ended September 30, 2005 and 2004 (collectively, the "Amended Financial Statements and MD&A"). The Amended Financial Statements and MD&A give effect to the new methodology employed by the Trust for accounting for Trust Unit based compensation.  A detailed description and summary of the effect of the new methodology is included in Amended Financial Statements and MD&A.

ABOUT PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT.DB and PMT.DB.A.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W., Calgary, Alberta  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose, President and Chief Executive Officer

Cam Sebastian, Vice President, Finance and Chief Financial Officer

Sue M. Showers, Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

ADVISORY: Certain information regarding PET including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET’s operations or financial results are included in PET's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at PET's website (www.paramountenergy.com) or by contacting Paramount Energy Trust. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and PET does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.